EXHIBIT 99.1
                                                                    ------------

                          ADVANTAGE ENERGY INCOME FUND

                     INFORMATION CIRCULAR - PROXY STATEMENT
                              DATED MARCH 21, 2007

                  FOR THE ANNUAL GENERAL MEETING OF UNITHOLDERS
                    TO BE HELD ON WEDNESDAY, APRIL 25TH, 2007


SOLICITATION OF PROXIES

     THIS INFORMATION CIRCULAR - PROXY STATEMENT IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY MANAGEMENT OF ADVANTAGE ENERGY INCOME FUND (the "Trust", the "Fund" or "Advantage"), for use at the Annual General Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 25th day of April, 2007 at 3:00 p.m. (Calgary time) in the McMurray Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual General Meeting.

     Instruments of Proxy must be received by Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee"), has fixed the record date for the Meeting at the close of business on March 12, 2007 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, even if the Unitholder has since disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

     The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his/her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

     THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS AND/OR OFFICERS OF ADVANTAGE OIL & GAS LTD. ("AOG"). EACH UNITHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A UNITHOLDER, TO ATTEND AND TO ACT FOR THE UNITHOLDER AND ON BEHALF OF THE UNITHOLDER AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE UNITHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

     THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY UNITHOLDERS OF THE TRUST, AS A SUBSTANTIAL NUMBER OF THE UNITHOLDERS OF THE TRUST DO NOT HOLD TRUST UNITS IN THEIR OWN NAME. UNITHOLDERS WHO DO NOT HOLD THEIR TRUST UNITS IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL UNITHOLDERS") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

     Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a scannable Voting Instruction Form in lieu of the Form of Proxy. Beneficial Unitholders are requested to complete and return the Voting Instruction Form forwarded to them by mail or facsimile. Alternatively, Beneficial Unitholders can call a toll-free telephone number or access ADP's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions and vote the Trust Units held by them. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A BENEFICIAL UNITHOLDER RECEIVING A VOTING INSTRUCTION FORM CANNOT USE THAT VOTING INSTRUCTION FORM TO VOTE TRUST UNITS DIRECTLY AT THE MEETING AS THE VOTING INSTRUCTION FORM MUST BE RETURNED AS DIRECTED BY ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE TRUST UNITS VOTED.

REVOCABILITY OF PROXY

     A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his/her officer or attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Manager at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

     THE SOLICITATION IS MADE ON BEHALF OF THE MANAGEMENT OF AOG. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual General Meeting and this Information Circular - Proxy Statement will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of AOG, who will not be specifically remunerated therefore.

EXERCISE OF DISCRETION BY PROXY

     The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

     IN THE ABSENCE OF SUCH SPECIFICATION, THE TRUST UNITS WILL BE VOTED IN FAVOUR OF THE MATTERS TO BE ACTED UPON. THE PERSONS APPOINTED UNDER THE INSTRUMENT OF PROXY FURNISHED BY THE TRUST ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE INSTRUMENT OF PROXY AND NOTICE OF ANNUAL GENERAL MEETING. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR - PROXY STATEMENT, MANAGEMENT OF THE TRUST KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

     The Trust was formed pursuant to the provisions of the Trust Indenture dated April 17, 2001, as amended by the First Supplemental Indenture dated as of May 22, 2001, between the Trustee and Advantage Oil & Gas Ltd. and 687371 Alberta Ltd. as the settlor and as further amended and restated as of June 25, 2002, May 28, 2003, May 26, 2004, April 27, 2005, December 13, 2005 and June
23, 2006 (collectively, the "Trust Indenture").

     The Trust is authorized to issue an unlimited number of Trust Units. As at March 12, 2007, 114,673,202 Trust Units were issued and outstanding. The Corporation is also entitled to issue Special Voting Units. As at March 12, 2007 the Corporation also has outstanding $1,485,000 principal amount of 10% convertible unsecured subordinated debentures (the "10% Debentures"), $5,392,000 principal amount of 9% convertible unsecured subordinated debentures (the "9% Debentures"), $4,867,000 principal amount of 8.25% convertible unsecured subordinated debentures (the "8.25% Debentures") $46,766,000 principal amount of 7.75% convertible unsecured subordinated debentures (the "7.75% Debentures"), $52,268,000 principal amount of 7.50% convertible subordinated debentures (the "7.50% Debentures") and $69,952,000 principal amount of 6.50% convertible unsecured subordinated debentures (the "6.50% Debentures"). The 10% Debentures, 9% Debentures, 8.25% Debentures, 7.75% Debentures, 7.50% Debentures and 6.50% Debentures are convertible into Trust Units at conversion prices of $13.30 per Trust Unit, $17.00 per Trust Unit, $16.50 per Trust Unit, $21.00 per Trust Unit, $20.25 per Trust Unit and $24.96 per Trust Unit respectively, subject to adjustments in certain events. The 10% Debenture, 9% Debenture, 8.25% Debenture, 7.75% Debentures, 7.50% Debentures and 6.50% Debentures, are collectively referred to as the "Debentures").

     At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder.

     When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

     To the best of the knowledge of the Trustee, and the executive officers of AOG, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

     The percentage of Trust Units of the Trust that are owned, directly or indirectly, by the directors and officers of AOG as a group as at March 12, 2007 is approximately 3.3% (3,731,958 Trust Units). In addition, the directors and officers of AOG as a group own, directly or indirectly, $554,000 principal amount of Debentures.

QUORUM FOR MEETING

     At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chair of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of a meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days and notice is to be given at least 10 days prior to the date of the adjourned meeting.

APPROVAL REQUIREMENTS

     All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT MEETING

1.   APPOINTMENT OF TRUSTEE OF THE TRUST

     The Trust Indenture provides that the Unitholders at each annual meeting shall re-appoint the Trustee or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to re-appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust to hold office until the end of the next annual meeting.

2.   ELECTION OF DIRECTORS OF AOG

     The articles of AOG provide for a minimum of three directors and a maximum of eleven directors. There are currently ten (10) directors and the Board of Directors of AOG has determined to fix the number of directors to be elected at the Meeting at ten (10) members. Unitholders will be asked to elect all ten
(10) of the members of the Board of Directors of AOG by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture. Following such meeting, the Trustee shall elect the individuals so elected by the Unitholders of the Board of Directors of AOG.

     The ten (10) nominees for election as directors of AOG by Unitholders are as follows:

     Gary F. Bourgeois
     Kelly I. Drader
     John A. Howard
     Andy J. Mah
     Ronald A. McIntosh
     Carol D. Pennycook
     Steven Sharpe
     Rodger A. Tourigny
     Robert B. Hodgins
     Sheila O'Brien

     The names and provinces of residence of the ten (10) persons nominated for election as directors of AOG by Unitholders, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in AOG, the time served as director, and the principal occupation of each are as follows:

=========================================================================================================================
                                 NUMBER OF TRUST
                                      UNITS
                                   BENEFICIALLY
      NAME AND PROVINCE              OWNED OR         OFFICES HELD AND TIME AS                 PRINCIPAL
         OF RESIDENCE               CONTROLLED                DIRECTOR                        OCCUPATION
=========================================================================================================================
Gary F. Bourgeois                     655,665       Vice  President  and Director     Vice     President,     Corporate
Ontario, Canada                                     since May 24, 2001                Development   of  AOG  and  until
                                                                                      June 23,  2006, Vice President of
                                                                                      the Manager
-------------------------------------------------------------------------------------------------------------------------
Kelly I. Drader                     1,071,847       Chief  Executive  Officer and     Chief  Executive  Officer  of AOG
Alberta, Canada                                     Director since May 24, 2001       and    until    June 23,    2006,
                                                                                      President of the Manager
-------------------------------------------------------------------------------------------------------------------------
John A. Howard(2)                      18,991       Director since June 23, 2006      President  of  Lunar  Enterprises
Alberta, Canada                                                                       Corp.,    a    private    holding
                                                                                      company.    Director   of   Ketch
                                                                                      Resources  Ltd. from January 2005
                                                                                      to  June 23,  2006.  Director  of
                                                                                      Bear Ridge  Resources  Ltd. since
                                                                                      January,    2005.   Director   of
                                                                                      Eastshore  Energy Ltd. since July
                                                                                      2003.   Director   of   Rockyview
                                                                                      Energy  Inc.   since  June  2005.
                                                                                      Director  of  Bear  Creek  Energy
                                                                                      Ltd.  from June  2004 to  January
                                                                                      2005.   Director  of  APF  Energy
                                                                                      Trust  from  August  2004 to June
                                                                                      2005.
-------------------------------------------------------------------------------------------------------------------------
Andy J. Mah                            75,318       President,   Chief  Operating     President  and  Chief   Operating
Alberta, Canada                                     Officer  and  Director  since     Officer  of  AOG  since  June 23,
                                                    June 23, 2006                     2006.  Prior  thereto,  President
                                                                                      of  Ketch  Resources  Ltd.  since
                                                                                      October  2005.   Chief  Operating
                                                                                      Officer of Ketch  Resources  Ltd.
                                                                                      from  January  2005 to  September
                                                                                      2005.  Prior  thereto,  Executive
                                                                                      Officer   and   Vice   President,
                                                                                      Engineering   and  Operations  of
                                                                                      Northrock   Resources  Ltd.  from
                                                                                      August 1998 to January 2005.
-------------------------------------------------------------------------------------------------------------------------
Ronald A. McIntosh(1)(2)(5)            45,529       Director since  September 25,     Chairman   of   North    American
Alberta, Canada                                     1998(6)                           Energy  Partners Inc., a publicly
                                                                                      traded corporation.
-------------------------------------------------------------------------------------------------------------------------
Carol D. Pennycook(1)(3)(5)             3,000       Director since May 26, 2004       Partner   at  the  law   firm  of
Ontario, Canada                                                                       Davies  Ward  Phillips & Vineberg
                                                                                      LLP
-------------------------------------------------------------------------------------------------------------------------
Steven Sharpe(3)(5)                     3,945       Non-Executive    Chair    and     Managing    Partner    of   Blair
Ontario, Canada                                     Director since May 24, 2001       Franklin  Capital  Partners Inc.,
                                                                                      an investment banking firm
-------------------------------------------------------------------------------------------------------------------------
Rodger A. Tourigny(1)(3)(5)(7)         20,650       Director  since  December 31,     President of Tourigny  Management
Alberta, Canada                                     1996(6)                           Ltd.,   a  private  oil  and  gas
                                                                                      consulting company
-------------------------------------------------------------------------------------------------------------------------
Robert B. Hodgins                         Nil       Nominee                           Since    2004,    investor    and
Alberta, Canada                                                                       director   of  several   Canadian
                                                                                      public  entities.  From  2002  to
                                                                                      2004, Chief Financial  Officer of
                                                                                      Pengrowth   Energy  Trust;   from
                                                                                      1998   to   late    2001,    Vice
                                                                                      President    and   Treasurer   of
                                                                                      Canadian Pacific Limited.
=========================================================================================================================

=========================================================================================================================
                                 NUMBER OF TRUST
                                      UNITS
                                   BENEFICIALLY
      NAME AND PROVINCE              OWNED OR         OFFICES HELD AND TIME AS                 PRINCIPAL
         OF RESIDENCE               CONTROLLED                DIRECTOR                        OCCUPATION
=========================================================================================================================
Sheila O'Brien                         Nil          Nominee                           From   June   2005  to   present,
                                                                                      special  advisor to the President
                                                                                      of  the  University  of  Calgary;
                                                                                      from  July  1998 to  April  2004,
                                                                                      Senior  Vice   President,   Human
                                                                                      Resources,     Public    Affairs,
                                                                                      Investor      and      Government
                                                                                      Relations   with  Nova  Chemicals
                                                                                      Corporation.   Among   her  other
                                                                                      accomplishments,  Ms. O'Brien was
                                                                                      designated  as  Member,  Order of
                                                                                      Canada in 1999.
=========================================================================================================================

Notes:
(1)  Member of Audit Committee.
(2)  Member of Independent Reserve Evaluation Committee.
(3)  Member  of  Human  Resources,   Compensation   and  Corporate   Governance
     Committee.
(4)  AOG does not have an executive committee of its Board of Directors.
(5) Each of Messrs. Sharpe, McIntosh and Tourigny and Ms. Pennycook owns 37,500 Trust Unit incentive rights. See "Remuneration of Directors of AOG". In addition, Mr. McIntosh owns $19,000 principal amount of Debentures.
(6) The period of time served as a director of AOG includes the period of time served, where applicable, as a director of Search Energy Corp. ("Search") prior to the reorganization of Search into a trust structure and the change of name of Search to Advantage Oil & Gas Ltd. Each of the directors were appointed directors of post-reorganization Search on May 24, 2001.
(7) Mr. Tourigny was a director of Shenandoah Resources Ltd. ("Shenandoah") prior to it being placed into receivership on September 17, 2002 and prior to the issuance of cease trade orders in respect of Shenandoah's securities by the Alberta Securities Commission and the British Columbia Securities Commission on November 8, 2002 and October 23, 2002, respectively. Cease trade orders were issued because Shenandoah failed to file certain required financial statements. As of the date hereof, the cease trade orders remain outstanding. Shenandoah's common shares were suspended from trading on the TSX Venture Exchange on April 24, 2002. Mr. Tourigny resigned his directorship with Shenandoah effective September 17, 2002. Mr. Tourigny was also a director of Probe Exploration Inc. ("Probe") prior to its receivership and prior to the issuance of cease trade orders in respect of Probe's securities by the Alberta Securities Commission and the Ontario Securities Commission on July 7, 2000 and July 17, 2000, respectively. The cease trade orders were issued because Probe failed to file certain required financial statements. As at the date hereof, the cease trade orders remain outstanding. Probe's common shares were suspended from trading on the Toronto Stock Exchange ("TSX") on March 17, 2000, and were subsequently delisted from the TSX at the close of business on March 16, 2001. Mr. Tourigny resigned his directorship with Probe effective April 14, 2000.

3.   APPOINTMENT OF AUDITORS OF THE TRUST

     The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders. KPMG LLP have been the auditors of the Trust since July 25, 2002.

     Unitholders are hereby informed that AOG will pass a shareholders resolution in writing to elect each of the directors elected by the Unitholders as directors of AOG and to appoint the auditors of the Trust as the auditors of AOG.

     Certain information regarding the audit committee, including the fees paid to the Trust's auditors in the last fiscal year, that is required to be disclosed in accordance with Multilateral Instrument 52-110 of the Canadian Securities Administrators will be contained in the Trust's annual information form for the year ended December 31, 2006, an electronic copy of which is available on the internet on the Trust's SEDAR profile at www.sedar.com.

EXECUTIVE COMPENSATION

CASH AND OTHER COMPENSATION

     The information provided below relates to remuneration paid to the Corporation's Chief Executive Officer, Chief Financial Officer and each of the Corporation's three most highly compensated executive officers during for the years ended December 31, 2004, December 31, 2005 and December 31, 2006 (the "Named Executive Officers"). All figures are in Canadian dollars unless indicated otherwise.

                                                      SUMMARY COMPENSATION TABLE

                                                                          ------------------------------------------
                                                                          |         LONG-TERM COMPENSATION         |
                                  ----------------------------------------------------------------------------------
                                  |       ANNUAL COMPENSATION             |          AWARDS            |  PAYOUTS  |
                                  |-----------------------------------------------------------------------------------------------
                                  |            |           |              |  SECURITES  |  SHARES OR   |           |
                                  |            |           |              |    UNDER    |    UNITS     |           |
                                  |            |           |              |   OPTIONS/  |  SUBJECT TO  |           |
                            YEAR  |            |           |     OTHER    |     SARS    |    RESALE    |    LTIP   |    ALL OTHER
  NAME AND PRINCIPAL       ENDED  |  SALARY    |   BONUS   |     ANNUAL   |    GRANTED  | RESTRICTIONS |  PAYOUTS  |  COMPENSATION
       POSITION           DEC. 31 |    ($)     |    ($)    | COMPENSATION |      (#)    |      ($)     |     ($)   |       ($)
------------------------|---------|------------|-----------|--------------|-------------|--------------|-----------|---------------
Kelly I. Drader(1)      |   2006  |  190,672   |      Nil  |      Nil     |      Nil    |      Nil     |     Nil   |      Nil(4)
Chief Executive         |   2005  |  190,550   |      Nil  |      Nil     |      Nil    |      Nil     |     Nil   |      Nil
Officer                 |   2004  |  206,000   |      Nil  |      Nil     |      Nil    |      Nil     |     Nil   |      Nil
------------------------|---------|------------|-----------|--------------|-------------|--------------|-----------|---------------
Andy J. Mah(2)          |   2006  |  167,385   |  400,000  |      Nil     |      Nil    |      Nil     |     Nil   |      Nil
President and Chief     |         |            |           |              |             |              |           |
Operating Officer       |         |            |           |              |             |              |           |
------------------------|---------|------------|-----------|--------------|-------------|--------------|-----------|---------------
Peter Hanrahan, Vice    |   2006  |  186,668   |  150,000  |    18,166(3) |      Nil    |      Nil     |     Nil   |      Nil(4)
President, Finance and  |   2005  |  152,088   |      Nil  |    43,700(3) |      Nil    |      Nil     |     Nil   |      Nil
Chief Financial         |   2004  |  143,750   |      Nil  |    36,164(3) |      Nil    |      Nil     |     Nil   |      Nil
Officer                 |         |            |           |              |             |              |           |
------------------------|---------|------------|-----------|--------------|-------------|--------------|-----------|---------------
Neil Bokenfohr(2)       |   2006  |  109,846   |  185,000  |      Nil     |      Nil    |      Nil     |     Nil   |      Nil
Vice President,         |         |            |           |              |             |              |           |
Exploitation            |         |            |           |              |             |              |           |
------------------------|---------|------------|-----------|--------------|-------------|--------------|-----------|---------------
Weldon Kary             |   2006  |  175,668   |  185,000  |    18,166(3) |      Nil    |      Nil     |     Nil   |      Nil(4)
Vice President,         |   2005  |  152,088   |      Nil  |    45,393(3) |      Nil    |      Nil     |     Nil   |      Nil
Geosciences and Land    |   2004  |  136,316   |      Nil  |    44,200(3) |      Nil    -      Nil     |     Nil   |      Nil
----------------------------------------------------------------------------------------------------------------------------------

Notes:
(1) Until June 23, 2006, Mr. Drader held economic interests in the Manager and, accordingly, received indirect compensation through amounts paid to the Manager. See "Ketch Merger - Management Internalization -Management Fees".
(2) Andy J. Mah joined the Corporation as President and Chief Operating Officer and Neil Bokenfohr joined the Corporation as Vice President, Exploitation effective June 23, 2006 following completion of the merger with Ketch Resources Trust. Mr. Mah's salary is currently $320,000 per annum and Mr. Bokenfohr's current salary is $210,000 per annum.
(3) Represents amounts allocated to Messrs. Hanrahan and Kary pursuant to the quarterly Operating Fee (as defined below) payable to the Manager (as defined below) as further distributed to the employees of AOG. See "Management Agreement - Management Fees". Messrs. Hanrahan and Kary also received a percentage of the Performance Fee allocated to employees of AOG. For services rendered during 2004, Messrs. Hanrahan and Kary were allocated $823,462 and $823,462, respectively, which amounts were paid in Trust Units after reduction for the applicable statutory withholdings. For services rendered during 2005, Messrs. Hanrahan and Kary were allocated $465,937 and $503,507, respectively, which amounts were paid in Trust Units after reduction for the applicable statutory withholdings. For services rendered from January 1, 2006 to March 31, 2006, Messrs. Hanrahan and Kary each received $99,073, which amounts were paid in Trust Units, after reduction for applicable statutory withholdings.
(4) These individuals received consideration in connection with the Management Internalization. Specifically, Messrs. Drader, Hanrahan and Kary received 451,213 Trust Units, 84,260 Trust Units, and 94,431 Trust Units, respectively. All such Trust Units were issued at a deemed price of $20.23 per unit and all were placed in escrow. See "Ketch Merger - Management Internalization".

KETCH MERGER - MANAGEMENT INTERNALIZATION

     On June 23, 2006, Advantage and Ketch Resources Trust ("Ketch") merged under a plan of arrangement (the "Arrangement"). Pursuant to the Arrangement, each Ketch trust unit was exchanged for 0.565 of an Advantage Trust Unit. The merger was conditional on Advantage internalizing the external management structure (the "Management Internalization") pursuant to the amended and restated management agreement among Computershare Trust Company of Canada, AOG and Advantage Investment Management Ltd. (the "Manager") dated May 24, 2001 as amended and restated October 4, 2004 and December 30, 2005 (the "Management Agreement") and eliminating all related fees.

     Advantage reached an agreement with the Manager to purchase all of the outstanding shares of the Manager pursuant to the terms of the Arrangement for total consideration of 1,933,208 Trust Units valued at $39.1 million using the weighted average trading value for June 22, 2006 of $20.23 per Trust Unit. The Trust Unit consideration was placed in escrow for a three year period in an effort to ensure that Unitholders would receive continued benefit and commitment from the management team and employees receiving such payment. In addition, Advantage paid management fees and performance fees for the period from January 1, 2006 to March 31, 2006 in an amount of $3.3 million. The consideration to settle the fees consisted of $0.9 million in cash for the Operating Fee and $2.4 million as the Performance Fees which were settled through the issuance of 117,662 Trust Units. The Manager agreed to forego management fees for the period from April 1, 2006 to the closing of the Arrangement which occurred on June 23, 2006.

     The following is a summary of how management fees were calculated under the Management Agreement.

MANAGEMENT FEES

     In its role under the Management Agreement as manager and administrator of AOG and the Trust, the Manager received the following fees:

     (a) a fee (the "Operating Fee") in an amount equal to 1.5% of Operating Cash Flow (as defined in the Management Agreement), such amount to be calculated as at the end of each calendar quarter or portion thereof if applicable and paid on the 45th day following any such calendar quarter or if such day is not a business day, on the next business day; and

     (b) a fee (the "Performance Fee") equal to 10% of the Total Return Amount (which means in respect of any Return Period an amount equal to the Total Return Percentage (as defined in the Management Agreement) minus 8% if the Return Period (as defined in the Management Agreement) is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization (as defined in the Management Agreement) for that Return Period), such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a business day, on the next business day.

     In addition, the Manager had the option (subject to any necessary regulatory approval) to elect to receive all or part of the Performance Fee in Trust Units at the Unit Market Price calculated as at the end of the relevant period.

     For the year ended December 31, 2005, the Performance Fee payable to the Manager and employees of AOG totalled an aggregate of $10,544,306 and the Operating Fee totalled $3,665,145. In respect of the 2005 Performance Fee, the Manager elected that 100% of the fee be payable in Trust Units, resulting in the issuance of 475,262 Trust Units to the Manager and the employees of AOG. In accordance with the terms of the Management Agreement, $6,326,583 (paid with 285,157 Trust Units) of the $10,544,306 Performance Fee for 2005 and $2,355,290 of the $1,309,855 Operating Fee for 2005 was allocated to the employees of AOG with the balance allocated to the Manager.

     For the year ended December 31, 2004, the Performance Fee payable to the Manager and employees of AOG totalled an aggregate of $21,632,128 and the Operating Fee totalled $2,622,672. In respect of the 2004 Performance Fee, the Manager elected that 77% of the fee be payable in Trust Units, resulting in the issuance of 763,373 Trust Units to the Manager and the employees of AOG. In accordance with the terms of the Management Agreement, $8,652,851 (paid with 398,631 Trust Units) of the $21,632,128 Performance Fee for 2004 and $929,068 of the $2,322,670 Operating Fee for 2004 was allocated to the employees of AOG with the balance allocated to the Manager.

     The Manager's representatives who acted as employees or officers of AOG were entitled to participate in any benefit plans put in place for AOG employees (including under any incentive plan) by AOG, and were entitled to industry competitive salaries (as approved by the Board of Directors of AOG) for acting in such capacity. For the years ended December 31, 2006, 2005 and 2004 representatives of the Manager who acted as employees or officers of AOG received an aggregate of $503,654, $503,331 and $526,800, in salary, respectively.

     The Manager has never received any acquisition or disposition fees.

     Historically, the Operating Fee and Performance Fee referred to above (collectively, the "Management Fees") funded all employee bonuses and incentive plans and were historically allocated such that the Manager received 66 2/3% of the Management Fees and the employees of AOG received 33 1/3% of the Management Fees. The Management Agreement was amended effective October 4, 2004 with the Performance Fee allocated such that the Manager received 60% of the Management Fees and the employees of AOG receive 40% of the Management Fees. As a result of further amendments to the Management Agreement, effective December 30, 2005, the Performance Fee was allocated by the Manager such that the Manager received 40% and the employees of AOG received 60%. Following the completion of the Arrangement, the Management Agreement was terminated. Effective June 23, 2006, each of the executive officers of AOG entered into executive employment agreements with AOG.

REPORT ON EXECUTIVE COMPENSATION

     The Human Resources, Compensation and Corporate Governance Committee is comprised of Steven Sharpe (Chair), Rodger Tourigny, Carol Pennycook and Grant Fagerheim and is charged with, among other things, a periodic review and recommendation of compensation of the executive officers of the Corporation.

     Prior to the Management Internalization which was effective June 23, 2006, the compensation paid to the Manager in respect of the management and administration of Advantage and the Corporation was fixed by contract. The Management Agreement also required that certain employees of the Manager become employees and executive officers of AOG and receive equivalent employee benefits to those received by AOG's executive officers and receive industry-competitive salaries as approved by the Board of Directors, from time to time, while they hold such positions during the term of the Management Agreement.

     Prior to completion of the Arrangement, the Corporation's compensation plan for its executive officers consisted of a base salary and bonuses. The Management Agreement required that those employees of the Manager who also serve as executive officers of the Corporation, including the Chief Executive Officer of AOG, receive industry-competitive salaries. The Human Resources, Compensation and Corporate Governance Committee, when making such salary determinations, takes into consideration individual salaries paid to executives of other issuers of comparable size within the oil and gas industry. Such information is obtained from independent consultants who regularly review compensation practices in Canada. The Chief Executive Officer's salary level was within the lower end of the median range for oil and gas issuers of the size of the Corporation. The process undertaken by the Human Resources,
Compensation and Corporate Governance Committee to determine the Chief Executive Officer's salary was consistent with the terms of the Management Agreement, which required that the Chief Executive Officer receive an industry competitive salary, as approved by the Board of Directors.

     Effective June 23, 2006, each of the executive officers, including the Chief Executive Officer, entered into executive employment contracts with AOG. These contracts provide for participation by the executive officer in the Advantage RU Plan, in any bonus plan in place, participation in any benefit plans in place and further provide for certain payments to be made where the executive is terminated without "just cause", without "good reason" or upon a "change of control". Specifically, the agreements provide that in respect of Messrs. Drader and Mah, the executive will be entitled to 1.5 times the executive's then annual salary (the "Retirement Allowance") plus an amount equal to 15% of the Retirement Allowance as well as 1.5 times the average cash bonus (if any) paid to the executive by the Corporation under the cash bonus plan during the prior two year period, in each case less than the required withholdings or deductions. In addition, all escrow units will be released from escrow. For the balance of the executive officers, namely Messrs. Hanrahan, Cronkite, Bokenfohr, Kary, Bourgeois and Cairns, the entitlements are the same except that such executive officers are only entitled to one times the executive's then annual salary and one times the average cash bonus paid over the prior two years (i.e. rather than 1.5 times such amounts, as was the case for Messrs. Drader and Mah).

BONUS PLAN

     The Board of Directors has discretion to pay bonuses to executive officers based upon recommendations made by the Human Resources, Compensation and Corporate Governance Committee which, after review and consideration of submissions in that regard by the Chief Executive Officer, makes a recommendation to the Board of Directors for approval. Bonuses paid to executive officers for the year ended December 31, 2006, totalled $1,060,000.

ADVANTAGE RESTRICTED UNIT INCENTIVE PLAN

     Effective June 23, 2006, the Unitholders approved a restricted unit incentive plan (the "Advantage RU Plan") which authorizes the Board of Directors to grant restricted units ("Restricted Units") to persons who are employees, officers or directors of AOG or any of its affiliates ("Advantage Service Providers") in conjunction with the adoption of the Advantage RU Plan, the Board determined that no further grants would be made pursuant to the trust unit rights incentive plan (the "Incentive Rights Plan"). In addition, pursuant to the Management Internalization, Messrs. Drader, Cairns and Bourgeois are not eligible to participate in the Advantage RU Plan until June 24, 2009.

     The principal purposes of the Advantage RU Plan are: to retain and attract qualified directors, officers and employees, that Advantage and its affiliates require; to promote a proprietary interest in Advantage by such directors, officers and employees and to encourage such persons to remain in the employ of Advantage and its affiliates and put forth maximum efforts for the success of the business of Advantage; and to focus officers, employees and directors of Advantage and its affiliates on operating and financial performance and long-term Unitholder returns.

     Under the terms of the Advantage RU Plan, any Advantage Service Provider may be granted Restricted Units. Each Restricted Unit will entitle the holder to be issued the number of Advantage Units designated in the Restricted Unit and such Advantage Units will vest and be issued as to one-third on the Grant Date (as defined in the Advantage RU Plan) and as to one-third on each of the first and second anniversary dates of the Grant Date or such earlier or later dates as may be determined by the Board. Generally, except in certain circumstances, grants of Restricted Units will take place on an annual basis on or about January 15 of each year.

     A holder of a Restricted Award may elect, subject to the consent of Advantage, that Advantage pay an amount in cash equal to the aggregate current market value of the Advantage Units to which the Grantee (as defined below) is entitled under his or her Restricted Unit in lieu of the issue of Advantage Units under such Unit Award. The amount payable (as adjusted in accordance with the Advantage RU Plan) to the Grantee (as defined above) is based on the closing price of the Advantage Units on the TSX and the NYSE, or such other stock exchange on which the Advantage Units are then listed and posted for trading from time to time ("Exchanges"), on the trading day immediately preceding the issue date of the Advantage Units. If Advantage and the Grantee (as defined above) so agree, all or a portion of this amount may be satisfied in whole or in part by Advantage Units acquired by AOG on the Exchange or from Advantage, as an issuance of treasury Advantage Units, or a combination thereof provided that the total number of Advantage Units that may be so acquired on the Exchanges within any twelve month period may not exceed 5% of the issued and outstanding Advantage Units as at the beginning of the period.

     The Advantage RU Plan provides that the maximum number of Advantage Units reserved for issuance from time to time pursuant to Restricted Units shall not exceed a number of Advantage Units equal to 5% of the issued and outstanding Advantage Units from time to time. No single Advantage Service Provider may be granted any Restricted Units which, together with all Restricted Units then held by such Grantee, would entitle such Grantee to receive a number of Advantage Units which is greater than 5% of the issued and outstanding Advantage Units, calculated on an undiluted basis. In addition: (i) the number of Advantage Units issuable to insiders at any time, under all security based compensation arrangements of Advantage, shall not exceed 10% of the issued and outstanding Advantage Units; and (ii) the number of Advantage Units issued to insiders, within any one year period, under all security based compensation arrangements of Advantage, shall not exceed 10% of the issued and outstanding Advantage Units. The number of Advantage Units issuable pursuant to the Advantage RU Plan to a director of AOG who is not an officer or employee of Advantage or its affiliates will be limited to a maximum of 0.5% of the issued and outstanding Advantage Units.

     Subject to the 5% cap indicated above, the Advantage RU Plan is also restricted by an annual maximum grant equal to the lesser of (i) the RU Pool calculated based on the immediately prior Return Period (as defined in the Advantage RU Plan) (i.e. the immediately preceding calendar year) or (ii) 175% of the Base Salaries (as defined in the Advantage RU Plan) of all Service Providers participating in the Advantage RU Plan, in each case divided by the Unit Market Price (as defined in the Advantage RU Plan) at December 31 of the applicable Return Period. The "RU Pool" is defined in the Advantage RU Plan as the Market Capitalization (as defined in the Advantage RU Plan) for the Return Period multiplied by the Participation Factor (defined in the Advantage RU
Plan). Accordingly, the size of the available RU Pool for Restricted Units in a given year will be a function of the total investment return provided to Advantage Unitholders, the performance of Advantage relative to its peer group and the total Base Salaries (as defined in the Advantage RU Plan) of all Service Providers participating in the Advantage RU Plan.

     For the period from June 23, 2006 to December 31, 2006, no Restricted Units were granted under the Advantage RU Plan.

     The Advantage RU Plan provides for cumulative adjustments to the number of Advantage Units to be issued pursuant to Restricted Units on each date that distributions are paid on the Advantage Units by an amount equal to a fraction having as its numerator the amount of the distribution per Advantage Unit and having as its denominator the fair market value of the Advantage Units on the trading day immediately preceding the distribution payment date. Fair market value is the weighted average trading price of the Advantage Units on the Exchanges for the five (5) trading days on which the Advantage Units traded immediately preceding such date.

     In the event of a change in control of Advantage, as defined in the Advantage RU Plan, the vesting provisions attaching to the Restricted Units are accelerated and all unexercised Restricted Units will be issued immediately prior to the date upon which the change of control is completed.

SUMMARY

     The responsibility of the Corporation's Chief Executive Officer is to provide direction and leadership in setting and achieving goals which will create value for the Trust's unitholders. The combination of base salary, bonus, escrowed trust units and participation in the Advantage RU Plan (commencing in June, 2009 in respect of the Chief Executive Officer) provides incentive to the Chief Executive Officer and the Corporation's other executive officers to strategically grow the Trust, with such growth to be reflected in the market price of the units of the Trust, thereby benefiting the executive officers and the unitholders of the Trust.

     The foregoing report is respectfully submitted to Unitholders by the Human Resources, Compensation and Corporate Governance Committee:

     Steven Sharpe (Chair)
     Grant Fagerheim
     Carol D. Pennycook
     Rodger Tourigny


SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2006. The only such plans in existence are the Advantage RU Plan and the Incentive Rights Plan described under the heading "Remuneration of Directors of AOG".

==============================================================================================================================
                                                                                                     NUMBER OF SECURITIES
                                                NUMBER OF SECURITIES                                REMAINING AVAILABLE FOR
                                                  TO BE ISSUED UPON        WEIGHTED-AVERAGE          FUTURE ISSUANCE UNDER
                                                     EXERCISE OF           EXERCISE PRICE OF       EQUITY COMPENSATION PLANS
                                                OUTSTANDING OPTIONS,     OUTSTANDING OPTIONS,        (EXCLUDING SECURITIES
                                                 WARRANTS AND RIGHTS      WARRANTS AND RIGHTS      REFLECTED IN COLUMN (A))

PLAN CATEGORY                                            (a)                      (b)                         (c)
==============================================================================================================================
Equity compensation plans approved by            187,500 Trust Units            $10.97                        Nil
securityholders
------------------------------------------------------------------------------------------------------------------------------
Equity compensation plans not approved by                N/A                      N/A                         N/A
securityholders
------------------------------------------------------------------------------------------------------------------------------
Total                                            187,500 Trust Units            $10.97                        Nil
==============================================================================================================================


PERFORMANCE CHART

     The following graph illustrates changes from December 31, 2001 to December 31, 2006, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the TSX Composite Energy Index and the S&P/TSX Capped Energy Trust Index, with all dividends and distributions reinvested.(1)


                             [LINE CHART OMITTED]


                                                     ------------------------------------------------------------------------------
                                                          2001/12/31   2002/12/31  2003/12/31  2004/12/31  2005/12/31  2006/12/31
-----------------------------------------------------------------------------------------------------------------------------------
Advantage Energy Income Fund Unitholder Total Return          100         181          274         360         404         314
-----------------------------------------------------------------------------------------------------------------------------------
S&P/TSX Composite Index(2)                                    100          88          111         127         158         185
-----------------------------------------------------------------------------------------------------------------------------------
TSX Composite Energy Index(2)                                 100         114          142         185         303         321
-----------------------------------------------------------------------------------------------------------------------------------
S&P/TSX Capped Energy Trust Index(2)                          100         119          174         228         340         327
===================================================================================================================================

Notes:
(1) The Advantage Energy Income Fund Unitholder Return incorporates the actual cash distributions declared from December 31, 2001 to December 31, 2006 respectively.
(2)  Total Return

CORPORATE GOVERNANCE

GENERAL

     The Trust has considered recent legislative changes, proposals and recommendations of the applicable regulatory authorities and the Canadian Securities Administrators in respect of corporate governance practices. The impact of Multilateral Instrument 52-110 in respect of audit committees, Multilateral Instrument 52-109 in respect of certification of disclosure on issuer's annual interim filings, National Instrument 51-101 in respect of standards of disclosure for oil and gas activities, National Instrument 51-102 in respect of continuous disclosure obligations and National Instrument 58-101 and National Policy 58-201 providing guidance on corporate governance practices (the "Guidelines") have been considered.

     As a Canadian issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic requirements. As a foreign private issuer, Advantage is only required to comply with three of the NYSE
Rules: 1) have an audit committee that satisfies the requirements of the United States Securities Exchange Act of 1934; 2) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE Rules; and 3) provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. companies listed under the NYSE. Advantage has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.

     Set out in Schedule "A" attached hereto is a description of the Trust's corporate governance practices, which have been established with reference to the terms of the Trust Indenture and Shareholder Agreement. As a result of these contractual obligations and the structure of the Trust, in some cases compliance with the Guidelines is or could be inconsistent with the terms of the Trust Indenture and Shareholder Agreement. However, management and the Board of Directors of AOG believe that, where practical, their approach to corporate governance is substantially consistent with the Guidelines.

REMUNERATION OF DIRECTORS OF AOG

     Effective August 11, 2006, the Chair of AOG is paid a flat fee annual retainer of $200,000, the Chair of the Audit Committee is paid a flat fee annual retainer of $125,000 and each of the other directors of AOG, with the exception of those who are employees of AOG, receive a flat fee annual retainer of $100,000 plus expenses of attending Board of Directors or committee meetings. In the fiscal period of the Trust ended December 31, 2006, a total of $676,703 in fees were paid to the independent directors of AOG. No meeting fees were paid to independent directors during the last completed fiscal year, as, absent exceptional circumstances, directors are not entitled to meeting fees.

     In addition to the aforementioned fees, the independent directors of AOG historically received Trust Unit incentive rights (the "Rights") pursuant to the Incentive Rights Plan. To date, 175,000 Rights were granted on August 16, 2002 and 225,000 Rights were granted on June 17, 2004 at Initial Exercise Prices of $11.38 per Trust Unit and $18.42 per Trust Unit, respectively, being the closing market price of the Trust Units on the TSX on the day prior to such grants.

     The Incentive Rights Plan allows for the decrease in the exercise price of the Rights over time based upon distributions made by the Trust to Unitholders. While Rights are outstanding, the holder of the Rights is entitled to receive the benefit of such distributions by way of a decreased exercise price in amounts equal to the distributions made during such period (such decreased price being referred to as the "Revised Exercise Price"). The Incentive Rights Plan provides that the holder of the Rights may elect to exercise the Rights at the Initial Exercise Price or the Revised Exercise Price. A maximum of 500,000

Trust Units may be issued under the Incentive Rights Plan, of which 400,000 Rights have been issued to date. There are currently 187,500 Rights outstanding. As set forth above, in conjunction with the Management Internalization it was determined that no further Rights would be issued pursuant to the Incentive Rights Plan.

     In addition, members of the Board of Directors are eligible to receive Restricted Units pursuant to the Advantage RU Plan. The number of Restricted Units issuable pursuant to the Advantage RU Plan to a director of AOG who is not an officer or employee of Advantage or its affiliates will be limited to a maximum of 0.5% of the issued and outstanding Trust Units. No Restricted Units were granted for the period ended December 31, 2006. See "Report on Executive Compensation Advantage Restricted Unit Incentive Plan".

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

     There is not, and has not been, any indebtedness outstanding from directors or officers of AOG or their known associates and affiliates, or the Trustee or its affiliates to the Trust or AOG at any time during the year ended December 31, 2006.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     Except for the Management Internalization or as otherwise disclosed herein, there were no other material interests, direct or indirect, of directors or senior officers of AOG, nominees for director of AOG, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons in any transaction during 2006 or in any proposed transaction which has materially affected or would materially affect the Trust or AOG.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

     The Corporation is not aware of any material interest of any director or nominee for director of AOG, or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting, except as disclosed herein.

OTHER MATTERS

     The Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

     Additional information relating to the Trust is available on SEDAR at www.sedar.com. The Trust will provide, without charge to a unitholder, a copy of the latest annual information form and any documents incorporated therein by reference, the 2006 annual report to unitholders containing comparative financial statements for 2006 together with the auditors' report thereon and management's discussion and analysis, interim financial statements for subsequent periods, and this information circular, upon request to the Vice President, Finance and Chief Financial Officer, Advantage Energy Income Fund, 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. If you wish, this information may also be accessed on our website (www.advantageincome.com).

                                 SCHEDULE "A"

            ADVANTAGE FORM 58-101F1 CORPORATE GOVERNANCE DISCLOSURE

====================================================================    ==========================================================
GUIDELINES                                                                                   COMMENTARY
====================================================================    ==========================================================
1.      BOARD OF DIRECTORS

(a)     Disclose the identity of directors who are independent.         Grant Fagerheim (not standing for re-election), John
                                                                        Howard, Ronald A. McIntosh, Roderick M. Myers (not
                                                                        standing for re-election), Steven Sharpe, Carol D.
                                                                        Pennycook and Rodger A. Tourigny are all independent
                                                                        within the meaning of NI 58-101.

(b)     Disclose the identity of directors who are not independent,     Gary Bourgeois is not independent as he is the Vice
        and describe the basis for that determination.                  President, Corporate Development. Kelly Drader is not
                                                                        independent as he is the Chief Executive Officer. Andy
                                                                        Mah is not independent as he is the President and Chief
                                                                        Operating Officer.

(c)     Disclose whether or not a majority of directors are             During the most recently completed financial year,
        independent. If a majority of directors are not                 there were ten directors in total, seven of whom are
        independent, describe what the board of directors (the          independent.
        "board") does to facilitate its exercise of independent
        judgement in carrying out its responsibilities.

(d)     If a director is presently a director of any other              Name of Director        Name of Other Reporting Issuer
        issuer that is a reporting issuer (or the equivalent)           -----------------       ------------------------------
        in a jurisdiction or a foreign jurisdiction, identify
        both the director and the other issuer.                         Gary Bourgeois          N/A

                                                                        Kelly Drader            N/A

                                                                        Grant Fagerheim(1)      Kereco Resources Ltd.

                                                                        John Howard             Bear Ridge Resources Ltd.
                                                                                                Rockyview Energy Inc.
                                                                                                Eastshore Energy Inc.

                                                                        Andy Mah                N/A

                                                                        Ronald McIntosh         North American Energy Partners Inc.
                                                                                                CI Energy Ltd.

                                                                        Roderick Myers(1)       N/A

                                                                        Carol D. Pennycook      N/A

                                                                        Steven Shape            N/A

                                                                        Rodger Tourigny         Sound Energy Trust
                                                                                                Burmis Energy Inc.

                                                                        Robert B. Hodgins(2)    Enerflex Systems Ltd.
                                                                                                Shiningbank Energy Income Fund
                                                                                                Fairborne Energy Trust
                                                                                                AltaGas Utilities Inc.
                                                                                                MGM Energy Corp.

                                                                        Sheila O'Brien(2)       Transforce Income Fund
                                                                                                Gildan Activewear Inc.
                                                                                                MaRS Discovery District

                                                                        ------------------
                                                                        (1)  Not standing for re-election at the upcoming meeting
                                                                             of Advantage unitholders.
                                                                        (2)  Nominee for Director.

====================================================================    ==========================================================
GUIDELINES                                                                                   COMMENTARY
====================================================================    ==========================================================
(e)     Disclose whether or not the independent directors hold          The independent directors hold regularly scheduled in
        regularly scheduled meetings at which non-independent           camera sessions, without non-independent directors and
        directors and members of management are not in attendance.      members of management present either before or after each
        If the independent directors hold such meetings, disclose       meeting of the board and otherwise as required. During
        the number of meetings held since the beginning of the          2006, 5 of such meetings were held.
        issuer's most recently completed financial year. If the
        independent directors do not hold such meetings, describe
        what the board does to facilitate open and candid
        discussion among its independent directors.

(f)     Disclose whether or not the chair of the board is an            The chair of the board (the "Chair"), Steven Sharpe, is an
        independent director. If the board has a chair or lead          independent director within the meaning of NI 58-101, and
        director who is an independent director, disclose the           has the following role and responsibilities:
        identity of the independent chair or lead director, and
        describe his or her role and responsibilities. If the           o   The Chair shall, when present, preside at all meetings
        board has neither a chair that is independent nor a lead            of the board and, unless otherwise determined by the
        director that is independent, describe what the board               directors, at all meetings of shareholders.
        does to provide leadership for its independent directors.
                                                                        o   The Chair shall endeavour to provide overall
                                                                            leadership to the board without limiting the principle
                                                                            of collective responsibility and the ability of the
                                                                            board to function as a unit.

                                                                        o   To the extent that is reasonably practicable, to
                                                                            provide advice, counsel and mentorship to the CEO,
                                                                            Committee Chairs, and fellow directors.

                                                                        o   The Chair shall be responsible to ensure that board
                                                                            meetings function satisfactorily and that the tasks of
                                                                            the board are handled in the most reasonable fashion
                                                                            under the circumstances. In this connection, it is
                                                                            recommended that the Chair attempt to ensure that the
                                                                            individual director's particular knowledge and
                                                                            competence are used as best is possible in the board
                                                                            work for the benefit of the Corporation. The Chair
                                                                            shall endeavour to encourage full participation and
                                                                            discussion by individual directors, stimulate debate,
                                                                            facilitate consensus and ensure that clarity regarding
                                                                            decisions is reached and duly recorded.

                                                                        o   The Chair shall endeavour to ensure that the board's
                                                                            deliberations take place when all of the directors are
                                                                            present and, to the extent that is reasonably
                                                                            practicable, to ensure that all essential decisions
                                                                            are made when all of the directors are present.

                                                                        o   The Chair shall encourage board members to ask
                                                                            questions and express view points during meetings.

                                                                        o   The Chair shall deal effectively with dissent and work
                                                                            constructively towards arriving at decisions and
                                                                            achieving consensus.

                                                                        o   The Chair shall endeavour to ensure that the
                                                                            independent members of the board meet in separate,
                                                                            regularly scheduled, non-management closed sessions
                                                                            with internal personnel or outside advisors, as needed
                                                                            or appropriate.

                                                                        o   The Chair shall endeavour to establish a line of
                                                                            communication with a Chief Executive Officer of the
                                                                            Corporation to ensure that board meetings can be
                                                                            scheduled to deal with important business that arises
                                                                            outside of the regular quarterly meetings.

                                                                        o   The Chair shall endeavour to fulfill his or her board
                                                                            leadership responsibilities in a manner that will
                                                                            ensure that the board is able to function
                                                                            independently of management. The Chair shall consider,
                                                                            and provide for meetings of all of the independent
                                                                            directors without management being present. The Chair
                                                                            shall endeavour to ensure reasonable procedures are in
                                                                            place to allow for directors to engage outside
                                                                            advisors at the expense of the Corporation in
                                                                            appropriate circumstances, subject to the approval of
                                                                            the Corporate Governance Committee.

                                                                        o   The Chair shall endeavour to ensure that the board
                                                                            meets at least four times annually and as many
                                                                            additional times as necessary to carry out its duties
                                                                            effectively and shall endeavour to ensure that the
                                                                            unitholders meet at least once annually and as many
                                                                            additional times as required by law.

====================================================================    ==========================================================
GUIDELINES                                                                                   COMMENTARY
====================================================================    ==========================================================
                                                                        o   With respect to meetings of directors or shareholders,
                                                                            it is the duty of the Chair to enforce the Rules of
                                                                            Order.

                                                                        o   The Chair shall liaise with the Corporate Secretary of
                                                                            the Corporation to ensure that a proper notice and
                                                                            agenda has been disseminated, and that appropriate
                                                                            accommodations have been made for all board and
                                                                            shareholder meetings and shall also liaise with the
                                                                            Committee Chairs, other directors, the Chief Executive
                                                                            Officer and outside advisors, as appropriate, to
                                                                            establish the agenda for each board meeting.

                                                                        o   The Chair shall endeavour to:

                                                                            o   ensure that the boundaries between the board and
                                                                                Management responsibilities are clearly understood
                                                                                and respected and that relationships between the
                                                                                board and Management are conducted in a
                                                                                professional and constructive manner;

                                                                            o   facilitate effective communication between
                                                                                directors and Management, both inside and outside
                                                                                of board meetings;

                                                                            o   actively participate and oversee the
                                                                                administration of the annual evaluation of
                                                                                performance and effectiveness of the board, board
                                                                                Committees, all individual directors, committees
                                                                                chairs (other than the Board Chair or any
                                                                                committee upon which the Board Chair sits as the
                                                                                Chair) and CEO;

                                                                            o   when appropriate, assist directors in their
                                                                                transition from the board and to support the
                                                                                orientation of new directors and the continuing
                                                                                education of current directors; and

                                                                            o   to ensure that an annual performance evaluation of
                                                                                the Board Chair (and any committee upon which the
                                                                                Board Chair sits as the Chair) is conducted,
                                                                                soliciting input from all directors and
                                                                                appropriate members of Management and to carry out
                                                                                any other appropriate duties and responsibilities
                                                                                as may be assigned by the board from time to time.


(g)     Disclose the attendance record of each directors for            There was a total of 9 board of directors meetings prior
        all board meetings held since the beginning of the              to June 23, 2006 and 5 meetings after June 23, 2006 when
        issuer's most recently completed financial year.                Messrs. Fagerheim, Howard and Mah were added to the Board.

                                                                        The attendance record of each director is as follows:

                                                                        Gary F. Bourgeois attended 85% of the meetings (12 out
                                                                        of 14).

                                                                        Kelly I. Drader attended 100% of the meetings (14 out
                                                                        of 14).

                                                                        Grant Fagerheim attended 80% of the meeting (4 out of 5).

                                                                        John Howard attended 100% of the meetings (5 out of 5).

                                                                        Andy Mah attended 100% of the meetings (5 out of 5).

                                                                        Ronald A. McIntosh attended 93% of the meetings (13 out
                                                                        of 14).

                                                                        Roderick M. Myers attended 100% of the meetings (14 out
                                                                        of 14).

                                                                        Carol D. Pennycook attended 79% of the meetings (11 out
                                                                        of 14).

                                                                        Steven Sharpe attended 100% of the meetings (14 out of 14).

                                                                        Rodger A. Tourigny attended 85% of the meetings (12 out
                                                                        of 14).

2.      BOARD MANDATE - Disclose the text of the board's                The mandate of the board is attached to the Management
        written mandate. If the board does not have a                   Information Circular - Proxy Statement as Schedule B.
        written mandate, describe how the board delineates
        its role and responsibilities.

====================================================================    ==========================================================
GUIDELINES                                                                                   COMMENTARY
====================================================================    ==========================================================
3.      POSITION DESCRIPTIONS

(a)     Disclose whether or not the board has developed written         The board has developed written position descriptions for
        position descriptions for the chair and the chair of each       the chair of the board and chair of each committee of the
        board committee. If the board has not developed written         board.
        position descriptions for the chair and/or the chair of
        each board committee, briefly describe how the board
        delineates the role and responsibilities of each such
        position.

(b)     Disclose whether or not the board and CEO have developed        The board and the CEO have developed a written position
        a written position description for the CEO. If the board        description for the CEO.
        and CEO have not developed such a position description,
        briefly describe how the board delineates the role and
        responsibilities of the CEO.

4.      ORIENTATION AND CONTINUING EDUCATION

(a)     Briefly describe what measures the board takes to orient        The board provides new directors with access to all back-
        new directors regarding (i) the role of the board, its          ground documents of the Trust, including all corporate
        committees and its directors, and (ii) the nature and           records and prior board materials. New board members are
        operation of the issuer's business.                             offered access to all officers of the Trust for orientation of new members as to the nature and operations of the
                                                                        business.

(b)     Briefly describe what measures, if any, the board takes         The Trust will consider any request for it to pay for any
        to provide continuing education for its directors. If the       education courses for any members of the board relating to
        board does not provide continuing education, describe           corporate governance or financial literacy. In addition,
        how the board ensures that its directors maintain the           management of the Trust is available to members of the
        skill and knowledge necessary to meet their obligations         board to discuss operational and other matters.
        as directors.

5.      ETHICAL BUSINESS CONDUCT

(a)     Disclose whether or not the board has adopted a written         The board has adopted a written Code of Business Conduct
        code for the directors, officers and employees. If the          and Ethics and Code of Ethics for Senior Officers.
        board has adopted a written code:

        (i)     disclose how a person or company may obtain a           The Code of Business Conduct and Ethics and Code of Ethics
                copy of the code;                                       for Senior Officers, are located on SEDAR at www.sedar.com and is available on our website at
                                                                        www.advantageincome.com.

        (ii)    describe how the board monitors compliance with its     The board monitors compliance with the code by requiring
                code, or if the board does not monitor compliance,      periodic reporting by its senior officers as to their
                explain whether and how the board satisfies itself      compliance with the code (and the board requests immediate
                regarding compliance with its code; and                 notification of any departures from the code). The
                                                                        "whistleblower" policy provides a procedure for the
                                                                        submission of information by any employee relating to
                                                                        possible violations of the code.

====================================================================    ==========================================================
GUIDELINES                                                                                   COMMENTARY
====================================================================    ==========================================================
        (iii)   provide a cross-reference to any material change        There were no material change reports filed pertaining to
                report filed since the beginning of the issuer's        any departures from the code.
                most recently completed financial year that
                pertains to any conduct of a director or executive
                officer that constitutes a departure from the code.

(b)     Describe any steps the board takes to ensure directors          Board members and executive officers are required to
        exercise independent judgement in considering transactions      declare the nature and extent of any material interest in
        and agreements in respect of which a director or executive      any transactions or agreements and may not vote in relation
        officer has a material interest.                                to any such matter. In certain cases an independent
                                                                        committee may be formed to deliberate on such matters in
                                                                        the absence of the interested party.


(c)     Describe any other steps the board takes to encourage           Due to the fact that the Corporation has a Code of Conduct,
        and promote a culture of ethical business of conduct.           a reporting process pursuant to such Code of Conduct, a
                                                                        Board Mandate and Terms of Reference for the Human
                                                                        Resources, Compensation and Corporate Governance Committee,
                                                                        the Corporation sees no need for additional steps at this
                                                                        time.

6.      Nomination of Directors

(a)     Describe the process by which the board identifies              The Human Resources, Compensation and Corporate Governance
        new candidates for board nomination.                            Committee is responsible for identifying new candidates
                                                                        for board nomination having regard to the strengths and
                                                                        constitution of the board members and their perception of
                                                                        the needs of the Trust.

(b)     Disclose whether or not the board has a nominating              The Human Resources, Compensation and Corporate Governance
        committee composed entirely of independent directors. If        Committee is comprised of only independent directors.
        the board does not have a nominating committee composed
        entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(c)     If the board has nominating committee, describe the             The Human Resources, Compensation and Corporate Governance
        responsibilities, powers and operation of the nominating        Committee is responsible for identifying new candidates
        committee.                                                      for board nomination having regard to the strengths and
                                                                        constitution of the board members and their perception of
                                                                        the needs of the Trust. This committee has the authority
                                                                        to hire experts and advisors, including executive search
                                                                        firms, if required.

7.      Compensation

(a)     Describe the process by which the board determines              The Human Resources, Compensation and Corporate Governance
        the compensation for the issuer's directors and officers.       Committee conducts a review of directors' and officers'
                                                                        compensation having regard to the Trust's peers, various
                                                                        governance reports on current trends in directors'
                                                                        compensation and independently complied compensation data
                                                                        for directors and officers of reporting issuers of
                                                                        comparative size to the Trust.


(b)     Disclose whether or not the board has a compensation            The Human Resources, Compensation and Corporate Governance
        committee composed entirely of independent directors. If        Committee is comprised of only independent directors.
        the board does not have a compensation committee composed
        entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

====================================================================    ==========================================================
GUIDELINES                                                                                   COMMENTARY
====================================================================    ==========================================================
(c)     If the board has a compensation committee, describe the         The Human Resources, Compensation and Corporate Governance
        responsibilities, powers and operation of the compensation      Committee was constituted to assist the board in meeting
        committee.                                                      their responsibilities by:

                                                                        o   reviewing and reporting to the board of directors
                                                                            concerning the overall compensation program and
                                                                            philosophy;

                                                                        o   reviewing and recommending to the board of directors
                                                                            the compensation program, remuneration levels and
                                                                            incentive plans and any changes therein for senior
                                                                            management, including the chief executive officer;

                                                                        o   reviewing and approving corporate goals and objectives
                                                                            relevant to CEO compensation, evaluate the CEO's
                                                                            performance in light of those goals and objectives,
                                                                            and either, as a Committee or together with the
                                                                            independent directors (as determined by the board)
                                                                            determine and approve the CEO's compensation based on
                                                                            this evaluation;

                                                                        o   making recommendations to the board of directors with
                                                                            respect to compensation of executive officers other
                                                                            than the CEO and incentive compensation and
                                                                            equity-based plans that are subject to board approval;

                                                                        o   reviewing the adequacy and form of compensation to the
                                                                            directors ensuring it realistically reflects their
                                                                            responsibilities and risk; make recommendations to the
                                                                            board of directors;

                                                                        o   reviewing and evaluating management's recommendations
                                                                            as to the allocation of Restricted Units under the
                                                                            Advantage RU Plan and formulate a recommendation to
                                                                            the board of directors for approval;

                                                                        o   reviewing annually and recommending for approval to
                                                                            the board of directors the executive compensation
                                                                            disclosure and "Report on Executive Compensation"
                                                                            disclosure of the Corporation in the Trust's
                                                                            information circular;

                                                                        o   reviewing annually the Committee's Terms of Reference;

                                                                        o   administering the Trust Unit Incentive Rights Plan,
                                                                            the Advantage RU Plan and any other incentive plans
                                                                            implemented by the Corporation, in accordance with
                                                                            their respective terms; and

                                                                        o   producing a report on executive officer compensation
                                                                            on an annual basis.

(d)     If a compensation consultant or advisor has, at any time        Mercer was retained as compensation consultants in the
        since the beginning of the issuer's most recently  completed    most recently completed financial year to provide advice
        financial year, been retained to assist in determing            in respect of the Advantage RU Plan.
        compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and
        briefly summarize the mandate for which they have been
        retained. If the consultant or advisor has been retained
        to perform  any other work for the issuer, state that fact and briefly describe the nature of the work.

8.      Other Board Committees - If the board has standing              HUMAN RESOURCES, COMPENSATION
        committees other than the audit, compensation and               AND CORPORATE GOVERNANCE COMMITTEE
        nominating committees, identify the committees and              ------------------------------------
        describe their function.                                        Members.  Rodger Tourigny and Grant Fagerheim and Ms. Carol
                                                                        Pennycook and Steven Sharpe, all of whom are independent
                                                                        directors.

                                                                        The Human Resources, Compensation and Corporate Governance
                                                                        Committee assists the board in fulfilling its oversight
                                                                        responsibilities with respect to reviewing the
                                                                        effectiveness of the board and its committees; developing
                                                                        and reviewing the Trust's approach to corporate governance matters; and reviewing, developing and recommending to the board for approval, procedures designed to ensure that the board can function independently of management. The
                                                                        compensation mandate of the Human Resources, Compensation
                                                                        and Corporate Governance Committee is disclosed in Item 7
                                                                        "Compensation" above. The human resources mandate of the
                                                                        committee is disclosed in Item 6 "Nomination of Directors"
                                                                        above. The effectiveness of individual board members and
                                                                        the board is reviewed through a yearly self assessment and inquiry questionnaire.

====================================================================    ==========================================================
GUIDELINES                                                                                   COMMENTARY
====================================================================    ==========================================================
                                                                        There were 7 meetings of the committee in 2006.

                                                                        INDEPENDENT RESERVE EVALUATION COMMITTEE
                                                                        ----------------------------------------
                                                                        Members: Ronald McIntosh, Roderick Myers and John Howard,
                                                                        all of whom are independent directors.

                                                                        The Independent Reserve Evaluation Committee assists the
                                                                        board in meeting its responsibilities to review the
                                                                        qualifications, experience, reserve audit approach and
                                                                        costs of the independent engineering firm that performs
                                                                        Advantage's reserve audit and to review the annual
                                                                        independent engineering report. The committee reviews and
                                                                        recommends for approval by the board on an annual basis
                                                                        the statements of reserve data and other information
                                                                        specified in National Instrument 51-101. The committee
                                                                        also reviews any other oil and gas reserve report prior to release by the Trust to the public and reviews all of the
                                                                        disclosure in the Annual Information Form related to the
                                                                        oil and gas activities of the Trust.

                                                                        There were 3 meetings of the committee in 2006.

9.      Assessments - Disclose whether or not the board, its            The effectiveness of the board, its committees on the
        committees and individual directors are regularly assessed      individual board members is reviewed through a yearly self
        with respect to their effectiveness and contribution. If        assessment and inquiry questionnaire.
        assessments are regularly conducted, describe the process
        used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are
        performing effectively.

                                  SCHEDULE "B"

                   ADVANTAGE ENERGY INCOME FUND (THE "TRUST")
                  ADVANTAGE OIL & GAS LTD. (THE "CORPORATION")

                        MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of the Corporation is responsible for the stewardship of the Corporation and the Trust to the extent delegated to the Corporation under the Trust Indenture (together, "Advantage"). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Advantage. In general terms, the Board will endeavor to:

     (a) define the principal objective(s) of the Corporation based upon the recommendations of the chief executive officer of the Corporation (the "CEO") and others deemed appropriate for such purpose;

     (b) monitor the management of the business and affairs of Advantage with the goal of achieving Advantage's principal objective(s) as defined by the Board;

     (c)  discharge the duties imposed on the Board by applicable laws; and

     (d) for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will endeavor to perform the following duties.

STRATEGIC OPERATING, CAPITAL PLANS AND FINANCING PLANS

o require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for Advantage's business, which plans must

     o    be designed to achieve Advantage's principal objectives,
     o identify the principal strategic and operational opportunities and risk of Advantage's business, and
     o be approved by the Board as a pre-condition to the implementation of such plans;

o review progress towards the achievement of the goals established in the strategic, operating and capital plans;

o review the principal risks of the Corporation's business identified by the CEO and review management's implementation of the appropriate systems to manage these risks;

o approve the annual operating and capital budgets and plans and subsequent revisions thereof;

o    approve property acquisitions and dispositions in excess of $5 million;

o    approve the establishment of credit facilities and borrowings;

o approve issuances of additional Trust units or other securities to the public; and

o approve such other matters as are designated to the Board in the Amended and Restated Trust Indenture dated May 23, 2006 as it may be amended from time to time.

MONITORING AND ACTING

o monitor Advantage's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

o    monitor  overall  human  resource   policies  and  procedures,   including
     compensation and succession planning;

o appoint the CEO and determine the terms of the CEO's employment with Advantage;

o    approve the distribution policy of Advantage;

o review the systems implemented by management and the Board which are designed to maintain or enhance the integrity of Advantage's internal control and management information systems;

o    monitor  the  "good  corporate   citizenship"   of  Advantage,   including
     compliance by Advantage with all applicable environmental laws;

o in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Advantage and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

o require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Advantage and its officers and employees; and

o    approve all matters relating to a takeover bid of Advantage.


COMPLIANCE REPORTING AND CORPORATE COMMUNICATIONS

o review the procedures implemented by Management and the Board which are designed to ensure that the financial performance of Advantage is properly reported to unitholders, other security holders and regulators on a timely and regular basis;

o recommend to unitholders of Advantage a firm of chartered accountants to be appointed as Advantage's auditors;

o review the procedures designed and implemented by management and the independent auditors to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

o review the procedures implemented by Management and the Board which are designed to ensure the timely reporting of any other developments that have a significant and material impact on the value of Advantage;

o review, consider and where required, approve, the reports required under National/Instrument 51-101 of the Canadian Securities Administrators;

o report annually to unitholders on the Board's stewardship for the preceding year; and

o where required, approve any policy designed to enable Advantage to communicate effectively with its unitholders and the public generally.

GOVERNANCE

o in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

o facilitate the continuity, effectiveness and independence of the Board by, amongst other things,

o    selecting nominees for election to the Board,

o    appointing a Chairman of the Board who is not a member of management;

o appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

o    defining the mandate or terms of reference of each committee of the Board,

o ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director, and

o establishing a system to enable any director to engage an outside adviser at the expense of Advantage; and

o    review annually the adequacy and form of the compensation of directors.


DELEGATION

o    The  Board  may   delegate   its  duties  to  and   receive   reports  and
     recommendations from any committee of the Board.


COMPOSITION

o A majority of Board members should be "independent" Directors as such term is defined in Multilateral Instrument 52-110 - Audit Committees and as defined in Section 303A.02 of the Corporate Governance Rules of the New York Stock Exchange.

o On at least an annual basis, the Board shall conduct an analysis and make a positive affirmation as to the "independence" of a majority of its Board members.

o Members should have or obtain sufficient knowledge of Advantage and the oil and gas business to assist in providing advice and counsel on relevant issues.


MEETINGS

o The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

o    Minutes of each meeting shall be prepared by the Secretary to the Board.

o The Chief Executive Officer or his designate(s) may be present at all meetings of the Board.

o Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

REPORTING / AUTHORITY

o Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

o Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

o The Board shall have the authority to review any corporate report or material and to investigate activity of the Trust and to request any employees to cooperate as requested by the Board.

o    The Board may  retain  persons  having  special  expertise  and/or  obtain
     independent    professional   advice   to   assist   in   fulfilling   its
     responsibilities at the expense of Advantage.